Exhibit 99.1

Date: News Release: Ticker Symbols:	January 23, 2026 26-01 TSXV: MOON; Z: BMM

BLUE MOON METALS TO BEGIN TRADING ON NASDAQ UNDER BMM AND APPOINTS PETER MADSEN TO THE BOARD OF DIRECTORS

TORONTO, Ontario – January 23, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; Z: BMM, Frankfurt: 8SX0), today announced that on Monday January 26th, its common shares will commence trading on the Nasdaq Capital Market under the symbol “BMM”. The common shares will continue to trade on the TSXV Venture Exchange under the symbol “MOON” and the Frankfurt Stock Exchange under the symbol “8SX0” but will no longer trade on the OTCQX under the symbol “BMOOF”. Upon commencement of trading on the Nasdaq shareholders are not required to take any action; however, shareholders who purchased shares on OTCQX are encouraged to monitor their brokerage accounts to ensure holdings are correctly reflected in respect of the Nasdaq listing. In support of this next phase, the Company has appointed Peter Madsen to the Board of Directors with his term to commence concurrent with the Nasdaq listing.

The Nasdaq listing marks an important milestone for the Company, increasing its visibility among global investors and broadening access to the U.S. capital markets. Trading on Nasdaq is expected to support the Company’s continued growth and long-term strategic objectives.

“Our Nasdaq listing represents a significant step forward for Blue Moon Metals,” said Christian Kargl-Simard, CEO. “It strengthens our presence in the U.S. market and provides additional opportunities to engage with a wider investor base. We are also please to announce the appointment of Peter Madsen to the Board of Directors. Peter’s experience and expertise will be invaluable in supporting our U.S. growth strategy. Blue Moon’s growth strategy in the U.S. is anchored by the previously announced acquisition of the Springer processing plant located in Nevada, which we expect to complete shortly. The Springer processing hub will treat the high-grade copper-zinc-gold-silver ores from the Blue Moon Mine located in Mariposa County, California where current activities include the development of an exploration decline. We also expect to upgrade the historical Springer tungsten-molybdenum resources with a view to redeveloping the mine. In addition, Blue Moon is looking to acquire other high grade critical metals underground mines in the Western United States that can be developed quickly with ore transported to Springer and processed there. With Oaktree Capital Management and Hartree Partners LP as our largest shareholder group, we expect significant U.S. shareholder growth and liquidity improvement during 2026.”

Peter Madsen, a U.S. based Director, is a seasoned finance professional with over four decades of experience in financial markets both on the sell and buy side. Peter began his career at L.F Rothschild in 1984 and went with colleagues to the mortgage unit at Bear Stearns in 1985. Peter rose to Senior Managing Director at the age of 29 and was there until 1995 when he departed to become Chief Investment Officer of a large family office named Alpha Investment Management. After six years he left to manage his own family office. Peter joined Countrywide Alternative Asset Management at the outset of the 2008 financial crisis and ran a capital structure arbitrage product. Peter is now a Senior Managing Director at U.S. Brokerage firm Deer Isle Capital where he works on strategic capital formation for asset managers and corporations. Peter holds a Bachelor’s degree in Economics from the University of Colorado Boulder.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	January 23, 2026 26-01 TSXV: MOON; Z: BMM

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward looking information pertaining to the following: the completion of the Springer Mine and Mill transaction; expected benefits and synergies from the Springer Mine and Mill transaction; production estimates and growth in reserve and resources of the Springer Mine and Mill; successful operation of the Springer Mine and Mill; continued testing, exploration, mining and advancement of Blue Moon’s operations across multiple jurisdictions; conversion of the Springer Mine and Mill to support Blue Moon mining operations; mineral price expectations; further acquisitions of additional assets; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include, but are not limited to: risks associated with the completion of the Springer Mine and Mill transaction; integration of Springer Mine and Mill operations; risks associated with mining operations in Nevada and California; regulatory and permitting risks at the state and federal level; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon’s management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources various sites; the completion of the Springer Mine and Mill transaction; the integration of the Springer Mine and Mill operations; the realization of expected synergies and benefits from the Transaction.

Date: News Release: Ticker Symbols:	January 23, 2026 26-01 TSXV: MOON; Z: BMM

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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